Exhibit 99.163
BLUE PEARL MINING LTD.
6 Adelaide Street East, Suite 500
Toronto, Ontario
M5C 1H6
FILED VIA SEDAR

Ontario Securities Commission	British Columbia Securities Commission
20 Queen Street West, 19th Floor	12th Floor, Pacific Centre
Toronto, Ontario, M5H 3S8	701 W. Georgia St.
Attention: Continuous Disclosure	Vancouver, B.C., V7Y 1L2
Attention: Continuous Disclosure
Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta, T2P 3C4
Attention: Continuous Disclosure
Dear Sirs/Mesdames:

Re:	Material Change Report
Form 51-102F3
1.	The name of the reporting issuer is Blue Pearl Mining Ltd. (“Blue Pearl” or the “Company”), whose principal office is at Suite 500, 6 Adelaide Street East, Toronto, Ontario, M5C 1H6.

2.	The material change occurred on February 27, 2006.

3.	A Press Release was published at Toronto on February 27, 2006.

4.	Blue Pearl announced that it had signed a Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Project near Smithers, B.C. at Endako’s mine site near Fraser Lake, B.C.

5.	Blue Pearl will build, at its expense, a milling circuit capable of processing 2000 tonnes of ore per day and producing saleable molybdenum concentrate at the Endako Mine, approximately 200 km by road from the Davidson Project. Blue Pearl will benefit from Endako’s existing infrastructure. Under the terms of the MOU, Endako will provide the management, supplies and personnel to operate the Blue Pearl circuit and will be responsible for its maintenance. Blue Pearl will pay Endako for the costs of operating the circuit.

Blue Pearl engaged Hatch Ltd. in 2005 to undertake a feasibility study on mining a high grade portion of the Davidson Project’s Main Deposit, shipping ore to an area facility and constructing a 2000-tonne-per-day milling circuit. The study is focusing on a portion of the orebody containing a measured and indicated resource of 6,680,000 tonnes grading 0.599% MoS2 (0.39% Mo) at a cutoff grade of 0.44% MoS2. This portion of the deposit is estimated

RE: Blue Pearl Mining Ltd.
OSC, ASC, BCSC
- Material Change Report

to contain 52.8 million pounds of molybdenum. This resource is part of a larger deposit estimated to contain a measured and indicated mineral resource of 75.3 million tonnes grading 0.295% MoS2 at a cutoff grade of 0.20% MoS2. This mineral resource was estimated by Giroux Consultants Ltd. in a Technical Report filed on Sedar on March 7, 2005. Regarding this mineral resource, Gary Giroux, P. Eng., is the independent qualified person in accordance with National Instrument 43-101. Molybdenum currently sells for approximately US$24 per lb. The feasibility study is expected to be completed in the third quarter of 2006. Further testing will be carried out to ensure compatibility of Blue Pearl’s material with the Endako facility.

On signing of a definitive agreement, which is expected to take place before May 31, 2006, Blue Pearl will pay Endako US$5 million, half of which may be paid, at Blue Pearl’s discretion, in Blue Pearl shares.

Blue Pearl will also pay to Endako a sliding-scale fee based on the market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee. The MOU, which is non-binding, allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.

6.	The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.	No information has been omitted because it is believed it should remain confidential.

8.	Lorna MacGillivray, the Corporate Secretary and General Counsel, may be contacted at (416) 860-1438 or 1-800-827-0992 concerning this report.

9.	The foregoing accurately discloses the material change referred to herein.
DATED at Toronto, Ontario this 3rd day of March, 2006.

BLUE PEARL MINING LTD.

Per:
LORNA MacGILLIVRAY
Corporate Secretary and General Counsel